UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Unitil Corporation

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(Name of Issuer)

Common Stock

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(Title of Class of Securities)

913259 10 7

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(CUSIP Number)

Anita G. Zucker

c/o The Inter Tech Group, Inc.

4838 Jenkins Avenue

North Charleston, SC 29405

(843) 744-5174

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

George S. King, Jr., Esq.

Haynsworth Sinkler Boyd, P.A.

Post Office Box 11889, Columbia, South Carolina 29211

(803) 779-3080

June 19, 2014

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 913259 10 7	PAGE 2 OF 7

1.	NAME OF REPORTING PERSON

Anita G. Zucker

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]

(b) [ ]

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS

00, PF

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)

or 2(e) [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

 USA

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

532,742

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8.	SHARED VOTING POWER

0

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9.	SOLE DISPOSITIVE POWER

532,742

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10.	SHARED DISPOSITIVE POWER

0

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

532,742

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12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See

Instructions ) [ ]

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

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14.	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer

Common stock, no par value, of Unitil Corporation, 6 Liberty Lane West, Hampton, New Hampshire 03842 (the "Issuer").

Item 2. Identity and Background

Anita G. Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker's principal occupation is as the Chairperson and Chief Executive Officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405. Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

Not Applicable.

Item 5. Interest in Securities of the Issuer

Mrs. Zucker owns, in the aggregate, 532,742 shares, or 3.8%, of the Issuer's common stock. Mrs. Zucker has sole voting, investment and dispositive power with respect to those shares.

The following table lists all of the transactions in the Issuer's securities effected in the sixty days preceding the date of this statement by Mrs. Zucker. The transactions listed were all sales. All of the transactions were effected through brokers.

                                                                     PAGE 5 OF 7

Date	Quantity	Price
6/19/2014	14,000	$34.6100
6/19/2014	3,000	$34.5947
6/19/2014	2,083	$34.4576
6/19/2014	10,153	$34.4577
6/19/2014	3,944	$34.5417
6/19/2014	5,000	$34.5422
6/18/2014	9,000	$34.0000
6/6/2014	10,000	$33.9510
6/6/2014	8,483	$33.6000
6/5/2014	621	$33.6000
6/5/2014	974	$33.6000
6/5/2014	6,922	$33.4500
6/5/2014	2,097	$33.4500
6/5/2014	451	$33.4500
6/5/2014	1,919	$33.4500
6/5/2014	100	$33.4500
6/5/2014	2,500	$33.4500
6/5/2014	1,508	$33.4500
6/5/2014	1,000	$33.4500
6/5/2014	1,200	$33.4500
6/5/2014	225	$33.4500
6/5/2014	2,078	$33.4500
6/5/2014	2,622	$33.4500
6/5/2014	1,400	$33.4500
6/5/2014	900	$33.4500
6/5/2014	1,261	$33.4500
6/5/2014	1,439	$33.4500
6/2/2014	300	$33.5000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2014

s/Anita G. Zucker
Anita G. Zucker